Correspondence

Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

Phone 303 466 4092 / Fax 303 466 4826

September 13,  2005

Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C.

Re:  Firstline Environmental Solutions,  Inc.
     Registration Statement on Form 10-SB
     Filed September 13, 2005


Ladies and Gentlemen:

Please be advised that I am legal counsel to the above issuer and as such I request the staff provide me a copy of any staff comments of the filing. Thank you and please contact me as necessary.

Sincerely,

/s/ Dennis Brovarone
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Dennis Brovarone

cc: Firstline Environmental Solutions, Inc.